SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
06/02/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
711,629


8. SHARED VOTING POWER
386,050


9. SOLE DISPOSITIVE POWER
1,097,679

_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.93%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed May 1, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
As a result of the board's decision to increase the size of the tender offer, we have determined to support the proposed merger with AWF and will not solicit proxies.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N_CSR filed on 12/05/08 there were 18,495,567 shares of common stock outstanding as of September 30 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,097,679 shares of ADF or 5.93% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the initial filing on 5/01/09 the following shares of ADF were purchased:

Date:		Shares:		Price:
05/01/09	300		$5.5200
05/07/09	5,400		$5.5978
05/08/09	100		$5.5800
05/11/09	3,500		$5.6171
05/12/09	12,900		$5.6221
05/13/09	18,000		$5.5997
05/13/09	19,967		$5.6100
05/14/09	2,900		$5.5928
05/15/09	1,000		$5.7020
05/18/09	6,100		$5.8000
05/22/09	7,500		$5.8900
05/22/09	5,000		$5.9140
05/22/09	5,000		$5.9100
05/26/09	18,000		$5.9704
05/27/09	13,400		$5.9732








d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 06/02/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos